December 10, 2008

BY EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc. (f/k/a Forme Capital, Inc.)
Amendment No 3. to Registration Statement on Form S-1
Filed August 7, 2008
File No. 333-150800
Form 10-KSB for Fiscal Year Ended April 30, 2007, as amended
Forms 10-Q and 10-QSB for Fiscal Quarters Ended October 31, 2007, January 31, 2008, March 31, 2008, and June 30, 2008
File No. 033-10893

Dear  Mr. Owings:

We have reviewed your letter to our client, QKL Stores Inc. (f/k/a Forme Capital, Inc.) (the “Company”), dated October 31, 2008, relating to the subject registration statement, annual report and quarterly reports (the “Comment Letter”).  We have responded to each of your comments by making the recommended changes to an amended version of the relevant document, which we are filing with the Securities and Exchange Commission (the “Commission”) with our submission of this reply letter.  Set forth below is each comment contained in the Comment Letter followed by our response thereto.  Unless otherwise specified in our responses, references to page numbers are to the versions of each document subject to the Comment Letter, and not to the amended versions we are filing with the submission of this letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1.           We note your disclosure in your Form 8-K dated October 6, 2008 and filed October 24, 2008 that your management made presentations to investors in New York City on October 6-8, 2008.  Please provide us with your analysis regarding whether the presentation materials and webcast comply with Section 5 of the Securities Act of 1933. We may have further comment.

Response:    After discussing this comment  with the Staff of the Division of Corporation Finance  by telephone on November 10, 2008 we have revised the registration statement to add  (i) a paragraph in Footnote 16,  “Commitment and Contingencies” to the financial statements for the period ended September 30, 2008,  (ii) a risk factor, and (iii) disclosure in the summary section, all to the effect that by filing the Current Report on Form 8-K on October 24, 2008 containing the powerpoint presentation the Company may have violated Section 5 of the Securities Act of 1933 and the Company could be subject to certain liabilities as a result.

2.           We note your disclosure on pages 30-31 concerning your default under Section 8(e) of the Registration Rights Agreement dated as of March 28, 2008 by and among you and certain purchasers listed on a schedule attached thereto (i.e. in connection with the fact that as of September 24, 2008 your registration statement had not yet become effective).   Please disclose whether the purchasers have waived their entitlement to liquidated damages with respect to your default.   If you expect that you may have to pay liquidated damages, please update your risk factor disclosure accordingly.

Response:  We have updated the disclosure on page 30-31 and updated the risk factor to disclose that the purchasers have not waived their right to liquidated damages with respect to the Company’s failure to have the registration statement declared effective on or prior to September 24, 2008 and we have quantified the amount of damages that have accrued as of November 24, 2008.

The Two Transactions: The Reverse Merger Transaction and The Private Placement Transaction, page 24

Private Placement Transaction, page 27

Securities Purchase Agreement, page 28

3.           We note from a review of Article 1, Section 1.5 and Article IV 4 of the Securities Purchase Agreement dated as of March 28, 2008 by and among Forme Capital, Inc. and certain purchasers listed on an exhibit attached thereto that the closing of the private placement transaction and the securities purchase agreement was contingent upon and dependent on the closing of the reverse merger transaction which included the restructuring transaction and the share exchange transaction.  Please revise your disclosure of the private placement transaction and the Securities Purchase Agreement to include these conditions.

Response:     We have revised the disclosure of the private placement transaction and the securities purchase agreement to state that the closing of the private placement transaction was contingent upon and dependent on the closing of the reverse merger transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 49

Three Months Ended June 30, 2008 Compared with Three Months Ended June 30, 2007, page 50

Other Operating Income, page 50

4.           Please disclose and discuss the impact of your restatement in 2008 to correct the error in your accounting for payments received from vendors relating to allowances and sponsorships, as disclosed in Note 18.

Response:    The Management's Discussion and Analysis of Financial Condition and Results of Operations in the amended registration statement has been updated to include the results of operations for the three month and nine month periods ended September 30, 2008.   In this section under “Other Operating Income” we have disclosed and discussed the impact of our restatement in 2008 to correct the error in our accounting for payments received from vendors relating to allowances and sponsorships.

QKL Stores Inc. — Unaudited Interim Financial Statements for the Three- and Six-Month Periods Ended June 30, 2008 and 2007, page F-1

Consolidated Balance Sheets, page F-2

Consolidated Statements of Income, page F-4

Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2007 and Six Months Ended June 30, 2008, page F-6

5.           We note your revised disclosure and response to comment 11 of our letter dated September 5, 2008 relating to your accounting treatment of the transactions costs of $1,976,470 incurred in connection with the private placement of $15.5 million on March 28, 2008. Your response states that the private placement was separate and apart from the reverse merger and recapitalization transactions. However, as discussed in comment 11 and also in a subsequent conference call on September 10, 2008 with your General Counsel regarding these transactions, it appears to us that the private placement was an integral part of the reverse merger whereby you acquired control of the operating company in China. Based on that premise, the transaction costs charged to equity would be limited to the amount of cash held by Forme Capital, Inc. at the time the reverse merger was consummated. Based on our review of the Securities Purchase Agreement dated as of March 28, 2008, as amended, by and among Forme Capital, Inc. and certain purchasers listed on an exhibit attached thereto relating to the private placement of $15.5 million (filed on EDGAR as Exhibit 10.2 to the Form 8-K filed on April 3, 2008), it is our understanding according to Article I, Section 1.5 and Article IV, Section 4 of the Agreement that the closing of the private placement transaction was contingent upon and would not occur until the share exchange transaction relating to the reverse merger had closed. Given these facts and circumstances, we continue to believe all of the transaction costs of $1,976,470, less the amount of cash on hand as of March 28, 2008 prior to the reverse merger and recapitalization transactions, should be expensed and not charged to equity. Tell us how much cash was held by Forme Capital, Inc. at the time the reverse merger was consummated and revise your presentation as appropriate to reflect the transaction costs as an expense in the period the transactions closed.

Response:   We have expensed all of the transaction costs relating to the reverse merger and recapitalization transactions.

6.           We note your response to comment 12 of our letter dated September 5, 2008 relating to a loan of $11 million to the shareholders of the operating company, Quingkelong Chain, on March 28, 2008. Please revise your disclosure in the last paragraph of Note 1 on page F-10 to expand your discussion of this loan, its nature, and your accounting treatment of it, and clarify in your disclosure as to whether it remains an outstanding debt or has been converted into shares of common stock. Refer to SFAS 150.

Response:    We have revised our disclosure in the last paragraph of Note 1 to expand the discussion of this loan.

Notes to Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2007, page F-9

Note 1. Organization and Principal Activities, page F-10

7.           Your response and revised disclosure to comment 10 of our letter dated September 5, 2008 indicates that the historical financial statements included in the filing are those of the accounting acquirer, Speedy Brilliant Group Ltd.  For accounting purposes, once the reverse merger is consummated your reports should contain financial statements of the accounting acquirer as the registrant.  In other words, the financial statements of the accounting acquirer become the predecessor financial statements of the registrant, QKL Stores, Inc. and should be labeled as such. Further, please add disclosure regarding the change in name to QKL Stores, Inc.  Please explain or revise your disclosures accordingly.

Response:   The financial statements of Speedy Brilliant Group Ltd, the accounting acquirer have been presented as the predecessor financial statements of the registrant, QKL Stores, Inc, (formerly known as Forme Capital, Inc.).

We have also disclosed in the last paragraph of footnote 1 that on June 18, 2008, Forme Capital, Inc. changed its name to QKL Stores, Inc.

Note 6. Property, Plant and Equipment, Net, page F-22

Note 7. Lease Prepayments, Net, page F-23

8.           We note your revised disclosure on page F-23 and response to comment 20 of our letter dated September 5, 2008 regarding the transfer to you of title and land use rights on certain assets held in trust of Mr. Wang Jiafan.   Based on the date of September 2008, transfer of title should have been completed. Please tell us and revise your disclosure to include the date title was transferred.  Alternatively, support your basis for recording these assets given that you have no agreements or contracts regarding your use or ownership as stated in your response.

Response:  We have revised the disclosure to state that the transfer of title and the land use rights was completed on September 25, 2008.

Note 18. Segment Information, page F-29

9.           We note the disclosure in the new footnote and your response to comment 18 of our letter dated September 5, 2008.  Please revise your disclosure to provide the product and service revenue information required by paragraph 37 of SFAS 131, which is separate and apart from a segment analysis. Further, please closely review the disclosure requirements of paragraphs 17 a reportable segment.

Response:   We have revised our disclosure in Note 18 to provide the product and service revenue information required by paragraph 37 of SFAS 131.  In addition, we have complied with the disclosure requirements of paragraphs 17 a reportable segment.

Note 19. Restatement, page F-30

10.           We note your revised note disclosure and responses to comments 16, 17 and 21 of our letter dated September 5, 2008 relating to your accounting treatment for vendor allowances and sponsorship costs.  It appears that you have concluded that recording these vendor payments as operating income represents an accounting error and you have revised your accounting to reflect these payments as a reduction in the cost of inventory in accordance with EITF 02-16.   As a result, you disclose that inventories have been decreased by $1,542,045 as of June 30, 2008 reflecting your revised accounting for vendor allowances and sponsorship costs.

Please revise your presentation to indicate in a separate column which line items were restated and the amount of change for each line item. In order for us to understand the total impact of these errors for all periods presented, please tell us the amount of the errors being reclassified by fiscal year.

Please also explain to us why it appears that you did not restate the financial statements for the fiscal years ended December 31, 2007 and 2006.

Please revise your policy disclosures to reflect how you now record these vendor payments in accordance with EITF 02-16.

Response:   We have revised our presentation in footnote 19 to indicate in a separate column which line items were restated and the amount of change for each line item. We have also clarified the amount of the errors being reclassified by fiscal year.

We have restated the financial statements for the fiscal years ended December 31, 2007 and 2006.

We have also revised accounting policy disclosures in footnote (n)  Suppliers and consignees to reflect how we now record these vendor payments in accordance with EITF 02-16.

Speedy Brilliant Group Ltd — Audited Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006, page 37

General

11.           Where applicable, please revise your audited financial statements and related footnote disclosures for any of the above comments issued on your interim financial statements.

Response:  In our restated financial statements for the fiscal years ended December 31, 2007 and 2006 we have revised our audited financial statements and related footnote disclosures for all of the above comments issued relating to our interim financial statements.

12.           We note that certain of your accounting policy disclosures may not have been revised to reflect the changes made in response to our prior accounting comments. For example, your disclosures on page F-49 relating to the accounting policy for cash card and coupon liabilities does not reflect the changes you made on page F-16 as a result of comment 14 of our letter dated September 5, 2008. The same appears to be true for your disclosures on page F-50 relating to the accounting policy for product returns which does not appear to reflect the changes you made on page F-17 as a result of comment 15 of our letter dated September 5, 2008. Accordingly, where appropriate please revise the applicable disclosures in the footnotes on pages F-46 through F-61. If your accounting policies differ in any manner from those, please explain to us the reason why.

Response:   We have revised all of the applicable accounting policy disclosures in the footnotes to reflect the changes made in response to the Staff’s prior accounting comments.

If you have any questions regarding any of the foregoing please do not hesitate to contact Darren Ofsink or Mark Cawley at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC
By:	/s/ Darren Ofsink
Darren Ofsink